This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

June 21, 2006

Item 3.

Press Release

Issued on June 21, 2006, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. is pleased to announce the appointment of Mr. Keith Laskowski as a director of the Company.  Mr. Laskowski is also the Vice-President, Exploration of the Company.  Mr. Laskowski is a geologist and holds a Master of Science degree in geology, from the Colorado School of Mines.  Mr. Laskowski has over 28 years of exploration experience and heads the Company's exploration programs.  Mr. Laskowski is a Qualified Person as that term is defined in National Instrument 43-101.  For more background information on Mr. Laskowski, please see the Company's news release of January 10, 2006.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 21st day of June 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

 Wednesday, June 21, 2006

Contact:

Investor Relations

(No.2006-06-21)

Phone (604) 684-2181

info@northerncanadian.ca

NORTHERN CANADIAN APPOINTS NEW DIRECTOR

Vancouver, British Columbia – June 21, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA) ("Northern Canadian" or the "Company") is pleased to announce the appointment of Mr. Keith Laskowski as a director of the Company.  Mr. Laskowski is also the Vice-President, Exploration of the Company.  Mr. Laskowski is a geologist and holds a Master of Science degree in geology, from the Colorado School of Mines.  Mr. Laskowski has over 28 years of exploration experience and heads the Company's exploration programs.  Mr. Laskowski is a Qualified Person as that term is defined in National Instrument 43-101.  For more background information on Mr. Laskowski, please see the Company's news release of January 10, 2006.

Mr. Praveen Varshney stated: "Northern Canadian has recently raised $3.95 million and is poised to begin the exploration and development of its recently acquired Wyoming and South Dakota properties.  Furthermore, we continue to review prospective property acquisitions and have begun to increasingly rely on Keith's expertise in all these areas.  Accordingly, we felt it appropriate to appoint him to the Company's Board of Directors where he will have greater influence on the growth and direction of the Company."

The Company has accepted the resignation of Mr. Aly B. Mawji from the Board of Directors.  The Board of Directors recognizes and thanks Mr. Mawji for his contribution to the development of the Company during his appointment to the Board of Directors.

ON BEHALF OF THE BOARD OF DIRECTORS

"Praveen K. Varshney"

Praveen K. Varshney, President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.